EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of CIBER, Inc. and subsidiaries of our reports dated March 10, 2005, with respect to the consolidated financial statements of CIBER,  Inc. and subsidiaries, CIBER, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of CIBER, Inc. and subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

33-81320	33-88046	33-88048	33-88050
33-87978	333-15091	333-25545	333-25543
333-59015	333-61287	333-91969	333-61388
333-113259	333-115951	333-115952	333-69031
333-102780	333-113816	333-116646

Ernst & Young LLP

Denver, Colorado
March 11, 2005